Mark Crone Managing Partner mcrone@cronelawgroup.com Eleanor Osmanoff Partner eosmanoff@cronelawgroup.com

VIA EDGAR

August 14, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attn:	Doris Stacey Gama, Chris Edwards, Christine Torney and Daniel Gordon

Re:	Re: Curanex Pharmaceuticals Inc Draft Registration Statement on Form S-1 Submitted June 20, 2024 CIK No. 0002025942

Ladies and Gentlemen:

On behalf of our client, Curanex Pharmaceuticals Inc (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 17, 2024 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form S-1 (“DRS”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the DRS (“Amendment No. 1”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. All references in this response letter include the references to Amendment No. 1. Page references in the text of this response letter correspond to the page numbers stated in the Comment Letter.

Draft Registration Statement on Form S-1

Cover Page

1. Please clarify on the cover page whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules.

Response: In response to this Staff’s comment, the Company revised its disclosure on the cover page stating that it does not intend to take advantage of the controlled company exemptions under the Nasdaq rules.

Prospectus Summary

Corporate History and Recent Development, page 1

2. You state that you entered into a Subscription Agreement on April 15, 2024 with an investor. Please identify the investor and disclose the expected price per share to be paid.

Response: In response to this Staff’s comment, the Company identified the name of the investor. Because at this time the Company is not able to estimate the price per share in the Offering, we will revise this statement further when the Company is able to estimate the price per share to be sold in this Offering.

United States Securities and Exchange Commission August 14, 2024 Page 2

Business Overview, page 2

3. You state that your lead product candidate, Phyto-N, has demonstrated promising efficacy in animal models and has a long history of safe use in traditional medicine. Safety and efficacy determinations are solely within the authority of the FDA or comparable foreign regulator. Please revise or remove statements/inferences throughout your prospectus that your product candidate is safe and/or effective. You may present clinical trial end points and objective data without concluding efficacy and you may state that your product is well tolerated, if accurate.

Response: In response to this Staff’s comment, the Company revised its statements throughout Amendment No. 1, deleting statements and inferences that Phyto-N, our lead product candidate, is safe and/or effective. Specifically, we indicated that Phyto-N is well-tolerated without concluding efficacy of our product; we also adjusted statements about its use in Chinese traditional herbal medicine without implying regarding its safety or efficacy and added cautionary language to clarify that results of preclinical trials may not be predictive of future outcomes.

4. You state that your lead product candidate, Phyto-N, is an extract from a single plant. Please identify the plant or otherwise advise.

Response: In response to this Staff’s comments, the Company explains to the Staff the following: the identity of this plant is a valuable proprietary information, which, at this time, is not adequately protected, since the Company acquired the provisional patent applications that expire in March 2025. The Company needs to protect this information at the current stage of development and is concerned that the disclosure of this valuable proprietary information, its trade secret now, prior to tiling of its non-provisional patent applications (to be done prior to March 17, 2025), would expose the Company to vulnerabilities, as its competitors could use this information to the Company’s disadvantage. The Company requests the Staff to allow the Company not to disclose the identity of the plan at this stage.

5. Please balance your disclosure to discuss that although your drug development pipeline encompasses seven core indications you have only conducted preclinical studies for each. Further, please also discuss that you have not submitted an IND and that you plan to submit an IND in 2025 and begin Phase I clinical trials in 2025 for the treatment of ulcerative colitis only as you do on page 44.

Response: In response to this Staff’s comment, the Company revised its disclosures in Amendment No. 1 to state that while our drug development pipeline encompasses seven core indications, we have only conducted preclinical studies for each. We also added the statements that we have not yet submitted an Investigational New Drug (IND) application for our product candidates and that we plan to submit an IND for the treatment of ulcerative colitis in 2025 and anticipate will be followed by the initiation of Phase I clinical trials later, pending FDA approval of our IND.

Risk Factors

If we fail to raise capital when needed..., page 5

6. You state that you have very limited revenue-producing operations. We note that your single product candidate Phyto-N is in very early stages. Please discuss, here and wherever else applicable, the revenue-producing operations your business conducts.

Response: In response to this Staff’s comment, the Company revised this risk factor, clarifying that our single product candidate Phyto-N is still in early preclinical development stage and that we currently do not generate revenue from product sales of Phyto-N or other commercial activities.

United States Securities and Exchange Commission August 14, 2024 Page 3

A majority of our directors are officers and/or directors of Duraviva..., page 7

7. You state that your Chief Executive Officer, director, and President, Jun Liu, is also the President of Duraviva. Please state whether Jun Liu will be working as CEO on a non-full time basis. If so, please revise your disclosure to clearly state Jun Liu’s time commitment to the company and include an appropriate risk factor.

Response: The Company deleted this comment, because it does not anticipate a potential conflict of interest in the future based on the fact that currently the executive officers and directors of the Company are also directors and officers of Duraviva. Pursuant to the terms of the Asset Purchase Agreement, dated June 17,2024, Duraviva is planning to liquidate, distribute out its remaining assets as soon as possible and to dissolve under the laws of its incorporation. This plan is in process, and it is expected that by the end of 2024, Duraviva will distribute all of its remaining assets and will file the dissolution documents with the New York Department of State. As of the date of Amendment #1, Mr. Liu is not contributing any time toward working in Duraviva. He contributes at least 40 hours weekly to Curanex, representing 100% of his time, working as CEO at Curanex.

We are dependent on our collaborative agreements..., page 7

8. You state that you currently rely, and will in the future rely, on collaborative agreements with third parties. Please identify your current collaborative agreements and disclose the material terms of those agreements and attach them as exhibits or otherwise advise. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Response: In response to this Staff’s comment, the Company revised these statements, because it is negotiating the terms of collaborative agreements, but these agreements have not been executed yet. Once the Company executes these agreements, it will disclose the material terms of these agreements and will attach them as exhibits.

Risk Related to Ownership of Our Securities, page 13

9. We note that you anticipate that the Offering will be approximately in the range of $5 million to $30 million. Given the relatively small size of your offering, please include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to this Staff’s comment, the Company added a risk factor addressing the potential for rapid and substantial price volatility and stating that such volatility, including any stock-run up, may be unrelated to the Company’s actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock.

Use of Proceeds, page 20

10. Please revise your use of proceeds section to provide the approximate dollar amount intended to be used for each purpose listed.

Response: In response to this Staff’s comment, the Company revised the Use of Proceeds Section and provided the estimated dollar amount for each purpose listed in that section.

11. You state that you plan to use the net proceeds from this offering to initiate Phase I or proof-of-concept Phase II trials in inflammatory diseases, among other things. Please specify if this relates to your product candidate Phyto-N, how far in the development process you expect to reach with the proceeds of the offering, and the specific inflammatory diseases you plan to pursue.

Response: In response to this Staff’s comment, the Company revised statements in the Net of Proceeds Station and specified the approximate amount from the net of proceeds from this Offering the Company intends to use to initiate and conduct a Phase I or proof-of-concept Phase II trial clinical trial for Phyto-N in specific inflammatory diseases.

United States Securities and Exchange Commission August 14, 2024 Page 4

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 25

12. You state that during fiscal year ended December 31, 2022 you generated $26,000 from related party transactions including $21,571 for costs of goods sold and sales of supplement products. Please identify the supplemental products and discuss if you plan to continue the sale of such products.

Response: In response to this Staff’s comment, the Company revised the statements and identified that during the fiscal year ended December 31, 2022, it was selling a Duraviva Dietary Supplement, a dietary supplement; however, the Company does not sell now and does not intend to sell this product in future.

13. You state that in clinical practice, Phyto-N has shown the ability to cure certain diseases, such as ulcerative colitis, and maintain long-term remission, offering a significant advantage over existing therapies that often require continuous treatment. Please discuss your basis in claiming that Phyto-N has the ability to cure certain diseases. We also note your reference to the robust clinical experience of Phyto-N in China, if Phyto-N has been approved in other jurisdictions please state so, if not please remove such statements.

Response: In response to this Staff’s comment, the Company removed all claims stating that Phyto-N has the ability to cure diseases, as well as comparisons to existing therapies and claims of advantages over them. We also revised our statements to clarify that Phyto-N has not been approved as a drug in any jurisdiction, including China.

14. You state that you are actively identifying and isolating the active chemical compounds responsible for the therapeutic effects. Please identify these compounds.

Response: In response to this Staff’s comments, we added statements in Amendment #1 that the process of identifying and isolating the active chemical compounds responsible for the therapeutic effects is still ongoing. For this reason, the Company cannot disclose the identity of these compounds at this time. The Company anticipates that it will complete this process prior to the submission of IND in the beginning of 2025. and will disclose the information regarding the active compounds at that time. Moreover, the Company is planning to convert its provisional patent applications into non-provisional patent applications and to file it with the USPTO prior to March 17, 2025, the expiration of the four provisional patent applications, which will include the claims and detailed information regarding the identify of these compounds.

15. You state that a key competitive advantage is that Phyto-N is well-positioned for an accelerated development and regulatory pathway in the US. Please expand your discussion to explain how clinical experience in China and FDA approval of other botanical drugs will accelerate your development process. Further, with a view to disclosure, please tell us how many botanical drug products to date have received FDA approval. To the extent that only a limited number of botanical drug products are FDA approved, please revise this section to disclose this information and similarly highlight this information in the Summary to convey the novelty and/or challenges of receiving approval for a botanical drug.

Response: In response to this Staff’s comment, the Company expanded its disclosures with respect to the regulatory pathway in the US for Phyto-N and added statements in the Summary as well as in this section related to the novelty and specific challenges of obtaining approval process for botanical drugs. We also added a risk factor addressing these challenges.

Product Pipelines, page 29

16. You state that Phyto-N is an alternative for patients with moderate to severe ulcerative colitis as it addresses limitations of current treatments. Please identify the limitations of the current treatments.

Response: In response to this Staff’s comment, the Company revised its disclosure and identified the limitations of current treatments.

United States Securities and Exchange Commission August 14, 2024 Page 5

Market analysis of inflammatory bowel disease (IBD) treatment..., page 30

17. We note your market projections here and for each indication you intend to pursue. Given the lengthy timeline and uncertainty with regard to clinical development, please remove these estimated and projected market values as they appear to be premature and speculative given your stage of development.

Response: In response to this Staff’s comment, the Company removed estimated and projected market values as being premature and speculative at this early stage of development.

Market Potential of Phyto-N IBD and Target Market, page 31

18. You state that your initial target market for Phyto-N for IBD could be Asia where clinical observations and animal studies were conducted and expansion into other major IBD markets would require additional clinical trials and regulatory approvals. Please clarify if you have performed clinical trials in Asia, if so, specify the country, and discuss if you received regulatory approval of your product.

Response: In response to this Staff’s comment, the Company revised its statements, clarifying that the Company has not conducted any clinical trials for Phyto-N in Asia or in any other country. We also removed statements that could be viewed as any implication of clinical trials or regulatory approvals.

19. You state that your results highlight the promising therapeutic effects of Phyto-N on various autoimmune diseases. Please discuss the results referenced.

Response: In response to this Staff’s comment, the Company revised its disclosure by removing the entire section, including the general claim. The preclinical results for Phyto-N in the context of IBD are not discussed in this part; they are covered in a separate section “Animal Experiment Research” dedicated to animal studies.

20. You state that the actual market value may vary depending on factors such as the company’s profitability, growth prospects, competition, and investor sentiment. Please balance your disclosure and include a discussion that there is no guarantee that your product candidate will be approved.

Response: In response to this Staff’s comment, the Company revised its disclosure to emphasize the inherent uncertainties and risks involved in the development and regulatory approval process.

Market Analysis of Nonalcoholic Fatty Liver Disease (NAFLD) Treatments..., page 37

21. You state that there are over 40 drugs in development for NASH, that there are currently two late-stage drugs, and that the FDA recently approved the first drug for NASH, Madrigal, on March 14, 2024. Please include a discussion that although a drug has been approved and there are other late-stage drugs, this is not an indication that your product will receive regulatory approval and that your product candidate is a botanical drug and as such may face different challenges as it goes through the regulatory process.

Response: In response to this Staff’s comment, the Company added the statements that although Rezdiffra (resmetirom) has been approved by the FDA for NASH treatment and the presence of other late-stage drug candidates in development represent significant advancements in the field, this is not an indication that Phyto-N will receive regulatory approval. The Company also added the statement that because our product candidate is a botanical drug, it may face different challenges as it goes through the regulatory process than conventional pharmaceuticals drugs.

22. You state that Phyto-N boasts superior anti-inflammatory properties and unlike recently FDA approved Rezdiffra, Phyto-N mitigates inflammation occurrence without causing adverse reaction, such as diarrhea, nausea, and potential liver enzyme elevations. Please discuss your basis for such claims.

Response: In response to this Staff’s comment, the Company removed the statement about Phyto-N’s superior anti-inflammatory properties as the Company does not have direct comparative data.

United States Securities and Exchange Commission August 14, 2024 Page 6

23. You state that Phyto-N has dual preventive and therapeutic benefits and potentially better safety profile when compared to the newly approved drug Rezdiffra. Please discuss if you have conducted head-to-head studies. If not, please remove such comparisons as you do not have the basis to compare your candidate to other products.

Response: In response to this Staff’s comment, we removed comparisons of benefits and safety profile with Rezdiffra, as we have not conducted head-to-head studies.

Our Growth Strategy, page 42

24. You state that the successful completion of clinical trials would position Phyto-N as a potential first-in-class botanical drug. Please remove references throughout your prospectus to potential “first-in-class” when describing your product candidate as these descriptions imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.

Response: In response to this Staff’s comment, the Company removed all references to “first-in-class” throughout our prospectus to provide a more accurate representation of current status of our lead product candidate.

Intellectual Property, page 43

25. Please revise here and elsewhere in the prospectus, where appropriate, to explain what a provisional patent application is and how it differs from a nonprovisional patent application. Revise the table and your risk factor disclosure to disclose the expiration dates of the provisional patents and the risks associated with not having patent coverage for the work you are conducting.

Response: In response to this Staff’s comment, the Company revised its statements in this section and also risk factor disclosure explaining the difference between provisional patent application from a nonprovisional patent application and risks associated with not filing non-provisional patent applications timely for the work it is conducting or if it fails to obtain registrations of non-provisional patent applications.

26. We note your table on page 43 listing your provisional patent applications. Please identify the applicable jurisdiction for the Plant Extract Compositions and Uses Thereof For Treating Acne.

Response: In response to this Staff’s comment, the Company indicated that the Plant Extract Compositions and Uses Thereof For Treating Acne provisional patent applications was filed in the United States.

Our Business Plan, page 44

27. You state that you have conducted animal pharmacology studies to demonstrate efficacy in relevant disease models. Please identify the disease models.

Response: In response to this Staff’s comment, the Company identified these disease models, and also addressed that details of these studies are presented in the “Research and Development” section.

Our Revenue Model, page 45

28. You state that you anticipate that Curanex’s revenue streams will primarily derive from commercialization of your botanical drug products through product sales and collaboration and licensing agreements. Please balance your disclosure by including a discussion that your product candidate, Phyto-N, is in pre-clinical studies and that although you plan to file an IND in 2025 there is no guarantee that you will receive regulatory approval and reach commercialization. Please also identify and quantify the research grants and contracts you have received to date.

Response: In response to this Staff’s comment, the Company revised its disclosures to include a discussion of Phyto-N’s pre-clinical status and the uncertainties surrounding regulatory approval and commercialization. We also clarified that we have not received any research grants or contracts to date.

United States Securities and Exchange Commission August 14, 2024 Page 7

Research and Development (FDA Related Application)

Moderate to Severe Ulcerative Colitis

Human Application Case, page 45

29. We note your discussion of a patient with ulcerative colitis who took Phyto-N orally. Please discuss where this case took place and if Phyto-N has been clinically approved in any jurisdiction. Please also balance the case study to indicate that Phyto-N is in the early stages of pre-clinical development, that it will take many years to commercialize this product candidate and that there can be no guarantee that Phyto-N will achieve similar results in clinical testing.

Response: In response to this Staff’s comment, the Company added statements that the discussion of a patient with ulcerative colitis who took Phyto-N orally occurred in Harbin, China; that Phyto-N as a Chinese herbal medicine is allowed to be used to treat patients in China and clarified that it has not been clinically approved as a pharmaceutical drug in any jurisdiction. The Company also indicated that since Phyto-N is in the early stages of pre-clinical development, it will take many years to commercialize this product candidate and that there can be no guarantee that Phyto-N will achieve similar results in clinical testing.

Animal Experiment Research, page 46

30. You state that the Disease Activity Index (DAI) was significantly lower in the Phyto-N group by day 14 of the treatment and continued to improve until the end of the study. Please identify the scores referenced and discuss the significance of such results.

Response: In response to this Staff’s comment, the Company updated the document to include specific DAI scores and discuss the significance of these results in more detail.

31. We note Figure 1 includes a reference to p-values in Note D. Please define the term at first use and discuss the significance of the p-value results shown.

Response: In response to this Staff’s comment, the Company revised its statements, defining this term and updating this document with this important information, making it more accessible to readers who may not be familiar with statistical terminology.

32. With respect to the figures, tables, and graphics included throughout this section, please revise your tables or graphics to ensure that the text in each, including subscript or other notations, are large enough and clearly legible and that each includes a discussion of the significance of each result presented.

Response: In response to this Staff’s comment, the Company replaced all graphs and figures with high-resolution versions to ensure clarity and legibility, including any subscript or other notations. Additionally, the Company split the complex multi-part figure into two separate figures to enhance clarity and ease of interpretation.

33. We note your discussion of the results from previously conducted animal studies for ulcerative colitis and the other seven indications you plan to pursue. Please discuss here, and for each indication, where each study was conducted and if there were any adverse or severe adverse events observed.

Response: In response to this Staff’s comment, the Company disclosed that a majority of its animal studies, including those for ulcerative colitis and other five of our target indications, were conducted at Yunnan Branch of the Institute of Medicinal Plant Development, Chinese Academy of Medical Sciences in China. The COVID-19 study was conducted in the United States, at Rutgers University. All studies were carried out in compliance with applicable local regulations and ethical guidelines for animal research, and no adverse or severe adverse events were observed in the animals treated with Phyto-N.

United States Securities and Exchange Commission August 14, 2024 Page 8

Regulation, page 64

34. Please revise your discussion of FDA regulation and product approval to address regulatory issues and technical challenges that are unique to botanical drug products as compared to nonbotanical drugs and include any appropriate risk factors. In this regard, we refer to the information contained in FDA’s “Botanical Drug Development: Guidance for Industry” available at: https://www.fda.gov/files/drugs/published/Botanical-Drug-Development--Guidance-for-Industry.pdf.

Response: In response to this Staff’s comment, the Company revised its discussion of FDA regulation, addressing regulatory issues and technical challenges that are unique to botanical drug products as compared to nonbotanical drugs. The Company also added a new risk factor addressing this discussion.

35. You state that the FDA has established special provisions for botanical drugs that have a long history of safe human use. Please discuss the special provisions referenced or otherwise remove such statement.

Response: In response to this Staff’s comment, the Company removed this statement and provided a more accurate description of the FDA’s approach to botanical drugs.

Executive Compensation, page 74

36. You state that for fiscal years ended December 31, 2023 and 2022, the Company did not make any compensation to Dian Ying Jing. Please clarify if there were any other executive officers during fiscal years ended December 31, 2023 and 2022 that received compensation.

Response: In response to this Staff’s comment, the Company clarified that Dian Ying Jing was the sole executive officer during fiscal years ended December 31, 2023 and 2022. The current CEO was appointed in February 2024 and did not receive any compensation prior to this appointment to these offices.

Certain Relationship and Related Party Transactions, page 77

37. You state that Duraviva transferred and assigned to you all of its IP assets together with $730,000 consideration. Please identify all assets that were transferred to you as part of the asset purchase agreement as you do on page 25.

Response: In response to this Staff’s comment, the Company identified all assets that were transferred to it by Duraviva as par of the Asset Purchase Agreement similar to the disclosure on page 25.

General

38. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company respectfully acknowledges this Staff’s comment and undertakes that it will provide to the Staff supplementally copies of all written communications presented by the Company, or anyone authorized by the Company, to potential investors in reliance on Section 5(d) of the Securities Act.

United States Securities and Exchange Commission August 14, 2024 Page 9

Please feel free to contact me should you require additional information at (917) 679-5931 or eosmanoff@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff
Eleanor Osmanoff